UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Clever Leaves Holdings Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

186760203

(CUSIP Number of Class of Securities)

BCM Investimentos Fundo de Investimento
Multimercado Crédito Privado Investimento no Exterior

B.Side Wealth Management Gestão de Recursos Ltda.
Antonio Costa

Martim Prado Mattos

Rua Joaquim Floriano, 960

17th Floor, Itaim Bibi

São Paulo, SP. Brazil. 04534-004
+55 11 4502 1234

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 186760203	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS BCM Investimentos Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,271
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,271
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IV

[1]	Based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Annual Report on Form 10-K filed by the Issuer with the SEC on April 1, 2024 (the “Form 10-K”).

SCHEDULE 13D

CUSIP No. 186760203	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS B.Side Wealth Management Gestão de Recursos Ltda.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO; AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,271
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,271
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[2]
14		TYPE OF REPORTING PERSON (See Instructions) IA; OO

[2]	Based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Form 10-K.

SCHEDULE 13D

CUSIP No. 186760203	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Antonio Costa
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,271
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,271
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[3]
14		TYPE OF REPORTING PERSON (See Instructions) IN; OO

[3]	Based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Form 10-K.

SCHEDULE 13D

CUSIP No. 186760203	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Martim Prado Mattos
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,271
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,271
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[4]
14		TYPE OF REPORTING PERSON (See Instructions) IN; OO

[4]	Based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Form 10-K.

SCHEDULE 13D

ITEM 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (the “Shares”), of Clever Leaves Holdings Inc. (the “Issuer”), a corporation organized under the laws of the province of British Columbia under the Business Corporations Act (British Columbia). The address of the principal executive offices of the Issuer is Bodega 19-B Parque Industrial Tibitoc P.H, Tocancipá - Cundinamarca, Colombia.

ITEM 2.	Identity and Background

This Schedule 13D is filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	BCM Investimentos Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior, a closed investment fund organized under the laws of the Federative Republic of Brazil (“BCM Fund”), is a private investment fund. The business address of BCM Fund is Rua Joaquim Floriano, 960, 17th Floor, Itaim Bibi, São Paulo, SP. Brazil. 04534-004.

BCM Fund is the holder of record of the Shares reported in this Schedule 13D as beneficially owned by the Reporting Persons.

During the last five years, BCM Fund has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, BCM Fund has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii)	B.Side Wealth Management Gestão de Recursos Ltda., a company organized under the laws of the Federative Republic of Brazil (“B.Side Management”), is primarily engaged in the business of providing wealth management advisory and related business management services. The business address of B.Side Management is Rua Joaquim Floriano, 960, 17th Floor, Itaim Bibi, São Paulo, SP. Brazil. 04534-004.

BCM Fund has appointed B.Side Management to serve as Fund Manager (Gestor) of BCM Fund (“Fund Manager”) pursuant to the terms of BCM Fund’s Regulations (Regulamento do Fundo). In its capacity as Fund Manager, B.Side Management is primarily engaged in overseeing and managing BCM Fund’s financial asset portfolio according to the directions of Mr. Mattos, as the sole shareholder of BCM Fund. In such capacity, B.Side Management has voting and investment power over the Shares held for the account of BCM Fund according to the directions of Mr. Mattos, as the sole shareholder of BCM Fund.

During the last five years, B.Side Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(iii)	Antonio Costa, a Brazilian citizen, is primarily engaged in serving as the CEO and Managing Partner of B.Side Management. Mr. Costa’s business address is Rua Joaquim Floriano, 960, 17th Floor, Itaim Bibi, São Paulo, SP. Brazil. 04534-004.

In furtherance of the appointment of B.Side Management as Fund Manager and its performance of related services, Mr. Costa is responsible for the supervision and general conduct of all business management and investment activities of B.Side Management on behalf of BCM Fund, including the management and undertaking of all business and investment decisions and activities on behalf of BCM Fund with respect to the Shares and other assets held for the account of BCM Fund. In connection with the conduct of all such related activities, Mr. Costa serves functionally as an investment manager on behalf of BCM Fund and has, or may be deemed to have, voting and investment power over the Shares held for the account of BCM Fund.

During the last five years, Mr. Costa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(iv)	Martim Prado Mattos, a Brazilian citizen, is an economist. Mr. Mattos’ business address is Rua Andrade Fernandes, 303. Cj 8. São Paulo, SP. Brazil 05449-050.

Mr. Mattos is the sole shareholder of BCM Fund. Fund Manager manages BCM Fund’s portfolio according to the directions of Mr. Mattos, as the sole shareholder of BCM Fund. Accordingly, Mr. Mattos has, or may be deemed to have, voting and investment power over the Shares held for the account of BCM Fund.

During the last five years, Mr. Mattos has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The 149,271 Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D were acquired by BCM Fund in open market transactions. The Reporting Persons expended an aggregate of approximately $267,900 (inclusive of commissions paid in connection with such transactions) to acquire the 149,271 Shares reported as beneficially owned by them in this Schedule 13D, which purchases were made out of the working capital of BCM Fund. No part of the aggregate purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired their Shares because they believe that the Shares are undervalued and represent an attractive investment opportunity.

On April 26, 2024, the Issuer publicly announced that its board of directors determined to voluntarily delist the Shares and other securities of the Issuer from The Nasdaq Stock Market (“Nasdaq”) and deregister the Shares and its other securities to terminate and suspend its reporting obligations under the Securities and Exchange Act of 1934. As disclosed in the press release, which was filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 26, 2024, the last day of trading of the Shares and other securities of the Issuer on Nasdaq was identified as May 16, 2024.

The Reporting Persons continuously evaluate their investments in the Issuer and may now or at any time hereafter and from time to time hereinafter, with or without prior notice, take (and is currently considering taking), or make recommendations or proposals, such actions (and on such terms and at such times) with respect to their investment in the Issuer, and/or suggest such other steps seeking to bring about changes to increase shareholder value, in each case, as the Reporting Persons may deem, in their sole discretion, to be appropriate, advisable and/or desirable. Any action or actions that the Reporting Persons might undertake or otherwise endeavor to take will be dependent upon the Reporting Persons’ review and/or consideration of any one or more numerous factors, as the Reporting Persons, in their sole discretion, may deem advisable, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the availability of Shares and/or other securities and/or instruments of the Issuer at price levels that would make the purchase or sale of Shares desirable; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities available to the Reporting Persons; the consequences or resulting impacts of the delisting of the Shares and the other securities of the Issuer from Nasdaq (described above); and other future developments.

The Reporting Persons, among other things, intend to have discussions with representatives of the Issuer's management and board of directors relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, management, capitalization, accounting, strategic direction, and Share performance matters. The Reporting Persons also intend to engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties, both publicly and privately, regarding a variety of matters relating to the Issuer and the Shares, including each of the operational, financial, corporate governance, management, capitalization, accounting, strategic direction and share performance matters noted herein. In addition, the Reporting Persons are considering, and have engaged in discussions with other persons regarding, the possibility of an extraordinary corporate transaction involving the Issuer, including, but not limited to a merger, reorganization, take-private transaction or other potential business combination transaction involving the Issuer or certain of its businesses, and intend to consider, and may engage in discussions with other persons and/or take other actions or steps seeking, other corporate transactions involving the Issuer, including, but not limited to, security offerings and/or stock repurchases by the Issuer, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer, or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

The Reporting Persons may, at any time and from time to time, take such other actions or steps, as well as consider and/or pursue such other plans or proposals, that relate to or would result in any one or more of the matters set forth in subparagraphs (a)-(j) of Item 4 of the instructions to Schedule 13D, including, but not limited to: (i) acquiring additional Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) disposing of any or all of their Shares and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) entering into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the Shares or other securities of the Issuer); and/or (iv) engaging in any other hedging or similar transactions with respect to the Shares and/or other securities or instruments of the Issuer.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore, formulate and prepare for various plans and actions, and/or propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions. There is no assurance that any of the aforementioned or other transactions will develop or materialize, or if they do, as to their timing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

All percentages of Shares outstanding contained herein are based on 1,754,795 Shares outstanding as of March 19, 2024, as disclosed in the Annual Report on Form 10-K filed by the Issuer with the SEC on April 1, 2024.

As of the date hereof:

(i)	BCM Fund holds of record 149,271 Shares, representing approximately 8.5% of the Shares outstanding. Due to the relationships described in Item 2 above, BCM Fund may be deemed to share voting and investment power with B.Side Management, Mr. Costa and Mr. Mattos with respect to all 149,271 Shares.

(ii)	Due to the relationships described in Item 2 above, B.Side Management may be deemed to share voting and investment power with BCM Fund, Mr. Costa and Mr. Mattos with respect to all 149,271 Shares disclosed as beneficially owned by the Reporting Persons herein, representing approximately 8.5% of the Shares outstanding.

(iii)	Due to the relationships described in Item 2 above, Mr. Costa may be deemed to share voting and investment power with BCM Fund, B.Side Management and Mr. Mattos with respect to all 149,271 Shares disclosed as beneficially owned by the Reporting Persons herein, representing approximately 8.5% of the Shares outstanding. Mr. Costa disclaims beneficial ownership in all 149,271 Shares reported herein, except to the extent of his pecuniary interest therein.

(iv)	Due to the relationships described in Item 2 above, Mr. Mattos may be deemed to share voting and investment power with BCM Fund, B.Side Management and Mr. Costa with respect to all 149,271 Shares disclosed as beneficially owned by the Reporting Persons herein, representing approximately 8.5% of the Shares outstanding.

(c)             Schedule I hereto sets forth all transactions with respect to the Shares effected by the Reporting Persons in the past 60 days. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d)             To the Reporting Persons’ knowledge, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Schedule 13D as beneficially owned by the Reporting Persons.

(e)             Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”), with respect to the joint filing of this Schedule 13D and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

ITEM 7.	Material to be filed as exhibits

99.1       Joint Filing Agreement, dated as of May 15, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May 15, 2024

BCM Investimentos Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior

By:	B.Side Wealth Management Gestão de Recursos Ltda., as Fund Manager

By:	/s/ Antonio Costa
Antonio Costa, CEO

B.Side Wealth Management Gestão de Recursos Ltda.

By:	/s/ Antonio Costa
Antonio Costa, CEO

/s/ Antonio Costa
Antonio Costa

/s/ Martim Prado Mattos
Martim Prado Mattos